Daniel B. Eng

415-772-9608 DIRECT

deng@weintraub.com

September 29, 2015

Via Edgar

Amanda Ravitz

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SPI Energy Co., Ltd.

Amendment No. 2 to Registration Statement on Form F-4

Filed September 3, 2015

File No. 333-204069

Dear Ms. Ravitz:

On behalf of SPI Energy Co., Ltd. (“SPI Energy”), we are responding to the Staff’s comment letter dated September 21, 2015, relating to the SPI Energy’s Amendment No. 2 to Registration Statement on Form F-4 filed on September 3, 2015.

Concurrent with this response letter, SPI Energy is filing amendment number 3 to its Registration Statement on Form F-4 (“Revised Registration Statement”) to respond to the Staff comments and to update other information as appropriate.

SPI Energy’s and Solar Power Inc.’s (the “Company’s”) response to the Staff’s comments are set forth below. The numbered paragraphs below correspond to the numbered paragraphs of the Staff’s September 21, 2015 comment letter which have been retyped herein in bold for the Staff’s ease of reference, and the page number references relate to the marked version of the Revised Registration Statement. Capitalized terms not otherwise defined in this letter have the same meanings assigned to them in the Revised Registration Statement.

If the PRC government finds that the structure, page 41

1. We note your response to comment 3. Please update this risk factor and related disclosure as necessary in light of the referenced ongoing changes to PRC laws.

SPI Energy has revised the disclosure on page 43 in response to the Staff’s comment.

Amanda Ravitz

Assistant Director

Division of Corporation Finance

September 29, 2015

Business of Solar Power, Inc., page 75

2. We note your response to comment 6 and it remains unclear how you can describe your business as being a “leading” one in light of the limited sales you have to residential and government customers. Please make appropriate revisions throughout the prospectus or advise.

SPI Energy has removed the reference to “leading” throughout the prospectus in response to the Staff’s comment.

3. We note your response to comment 7. Please revise your disclosure so that it is clear that you have only recently started to act as a primary developer and have not commenced construction as you describe in your response. Also, your response does not address how you have greenfield project originations. Please revise to remove the reference to greenfield projects or advise.

SPI Energy has removed the reference to greenfield projects throughout the prospectus in response to the Staff’s comment.

E-Commerce and Investment Business, page 86

4. We note your responses to comments 11 and 12. It is unclear whether your English language website has the same functionality as the Chinese language website. Please advise. In addition, the information that investors must provide in order to invest via your e-commerce platform would not seem to preclude United States investors. For instance, your requirements that an investor be able to read your Chinese-language website, possess PRC ID numbers, and hold an account at a Chinese bank would not appear to guarantee that there are no offers and sales inside the U.S. Please expand your analysis as to why you believe the requirements of your platform operate to preserve your Regulation S exemption, including whether there are any mechanisms which prevent the execution of sales to persons in the U.S.

SPI Energy advises that the English language website of www.solarbao.com.hk is solely to introduce and provide background information on the Solarbao business model and no investment product is offered or sold to investors on that website.

SPI Energy further confirms that no investment product has been sold to investors outside China. The Solarbao e-commerce platform has blocked access to IP addresses located in the United States to prevent taking any orders from persons located therein. SPI Energy believes that this preventative measure together with the requirement for individual names, PRC ID numbers or numbers of Mainland Travel Permits for Hong Kong, Macau and Taiwan residents, and account information with a Chinese bank, restricts offers and sales of the investment products to only PRC resident investors. No product has been sold to a U.S. person within the meaning of Regulation S.

Amanda Ravitz

Assistant Director

Division of Corporation Finance

September 29, 2015

5. We note your response to prior comment 13 and in particular your statement that investors have started to accumulate the “carbon beans” as bonus points which cannot currently be traded or redeemed. Please tell us how the point program works at this preliminary stage and what a “point” represents.

SPI Energy advises that “carbon beans” are a measurement unit derived from an emission reduction formula and each kWh of electricity generated from investors’ solar investment on Solarbao platform will produce corresponding carbon beans to their accounts, which is intended to be a bonus point program. Other than the accumulation of bonus points, there hasn’t been any development at this preliminary stage and none of these points can be currently traded or redeemed.

Experts, page 147

6. We note the disclosure relating to limitations on the liability of KPMG in relation the services provided to Solar Juice Pty Limited. Please have KPMG describe to us in greater detail the limitations on its liability, and explain to us how it considered these limitations in assessing its independence when performing its audit pursuant to auditing standards generally accepted in the United States of America.

As noted in the “Independent Auditors” section of the form F-4, KPMG, being the Australian partnership and independent auditor of Solar Juice Pty Limited, has its liability limited under the Institute of Chartered Accountants in Australia (NSW) Scheme (the “Accountants Scheme”) approved by the New South Wales Professional Standards Council or such other applicable scheme approved pursuant to the Professional Standards Act of 1994 (NSW), including the Treasury Legislation Amendment (Professional Standards) Act.

Specifically, the Accountants Scheme limits the liability of KPMG to a maximum amount of A$75 million. The Accountants Scheme does not limit liability for breach of trust, fraud or dishonesty. The Professional Standards Act and the Accountants Scheme have not been subject to relevant judicial consideration and, therefore, how the limitations will be applied by courts and the effect of the limitations on the enforcement of foreign judgments is untested.

The Accountants Scheme is a reference to Australian law and a notification that KPMG is required to make under the Professional Standards Act. The Accountants Scheme requires that all documents (including electronic communication) provided to a client or prospective client by a participating member of the Accountants Scheme must carry a statement that their liability is limited. The Professional Standards Council’s advice concerning foreign jurisdiction is that where a person is subject to the Accountants Scheme they must include a disclosure statement on their business documents (business documents include but are not limited to signed letters and reports). They should do so irrespective of the jurisdiction in which the service is provided. A report or other document should include a disclosure statement, where the report or other document is not provided under cover of official correspondence that includes a disclosure statement.

In relation to how the Accountants Scheme is considered by KPMG in assessing its independence pursuant to auditing standards generally accepted in the United States of America, as the disclosure is a mere reference to Australian law, in KPMG’s view, the Scheme does not impair their independence.

Additional information in relation to the Accountants Scheme can be found at: http://www.charteredaccountants.com.au/capping

In considering this, we proposed to amend the disclosure within the “Independent Auditors” section as follows:

The liability of KPMG, in relation to the performance of their professional services provided to Solar Juice Pty Limited including, without limitation, KPMG’s audits of Solar Juice Pty Limited’s financial statements described above, is limited under the Institute of Chartered Accountants in Australia (NSW) Scheme approved by the New South Wales Professional Standards Council or such other applicable scheme approved pursuant to the Professional Standards Act of 1994 (NSW), including the Treasury Legislation Amendment (Professional Standards) Act. Specifically, the Accountants Scheme limits the liability of KPMG to a maximum amount of A$75 million. The Accountants Scheme does not limit liability for breach of trust, fraud or dishonesty. The Professional Standards Act and the Accountants Scheme have not been subject to relevant judicial consideration and, therefore, how the limitations will be applied by courts and the effect of the limitations on the enforcement of foreign judgments is untested.

Financial Statements, page F-1

General

        7. Please revise your filing to provide headers on each set of financial statements to assist users in identifying the financial statements of each entity that is included in your Form F-4.

SPI Energy has revised the headers on each set of the financial statements to assist in review and reference.

SPI Energy believes that it has responded to each of the Staff’s comments and intends to file its request for acceleration on October 1, 2015 to be declared effective for October 5, 2015. If you have any questions regarding this letter, please do not hesitate to the undersigned at (415) 772-9608.

Very truly yours,

weintraub|tobin

/s/ Daniel Eng

SPI Energy Co., Ltd.

SPI Energy Co. Ltd. hereby acknowledges to the Staff as follows:

•	SPI Energy Co. Ltd. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SPI Energy Co., Ltd.

/s/ Amy Jing Liu
Amy Jing Liu, Chief Financial Officer